UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 21, 2025 titled “GeoPark Outlines New Long-Term Strategic Plan and Capital Allocation Framework Ahead of 2025 Investor Day”
2.	Press Release dated October 20, 2025 titled “GeoPark Announces Third Quarter Update 2025 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK OUTLINES NEW LONG-TERM STRATEGIC PLAN AND CAPITAL ALLOCATION FRAMEWORK AHEAD OF 2025 INVESTOR DAY

Bogota, Colombia – October 21, 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today presents its long-term strategic plan, operational priorities, and updated capital allocation framework ahead of its 2025 Investor Day, hosted today at the New York Stock Exchange and virtually. The event features presentations by GeoPark’s Chief Executive Officer, Felipe Bayon, and key members of the executive team, followed by a Q&A session. The corresponding presentation materials will be posted live on the “Invest with Us” section of the Company’s website, and a replay will be made available on the same website shortly after the event concludes.

Management will discuss the recently closed acquisition of the Loma Jarillosa Este and Puesto Silva Oeste blocks in the Vaca Muerta formation in Neuquén Province, Argentina, and outline GeoPark’s strategic path to renewed growth.

The Company’s strategic plan outlines a disciplined roadmap for value creation, leveraging GeoPark’s strong foundation in Colombia and its new long-term growth platform in Vaca Muerta. The Company expects to deliver sustainable earnings growth, maintain balance sheet strength, and generate transformational cash flow surplus once the investment phase peaks later in the decade.

Strategic Overview

•	Balanced Portfolio: Colombia remains the core of GeoPark’s operations, generating stable cash flow from low-cost, high-margin barrels, while Argentina becomes a transformational growth driver following the completion of the Vaca Muerta acquisition and starting to operate the Loma Jarillosa Este and Puesto Silva Oeste blocks on October 16, 2025.

•	Disciplined Execution: The long-term strategic plan prioritizes efficiency, operational excellence, and capital discipline while maintaining operational, commercial and financial flexibility to support future opportunities and shareholder returns.

•	Strong Financial Position: The plan is fully funded with available liquidity, internally generated cash flow, and access to diverse sources in local and international credit markets.

Operational and Financial Guidance

	2025E1 ($68/bbl Brent)	2026 – 2028E Avg ($68/bbl Brent)	2029 – 2030E Avg ($70/bbl Brent)
Production (boepd)	~30,000	32,000 - 36,000	42,000 - 46,000
Capex ($ million per year)	90 - 120	290 - 320	220 - 250
Adj EBITDA[2] ($ million per year)	~300	345 - 375	520 - 550
Net Leverage (x)	1.5 – 1.7	1.6 - 1.8	0.8 – 1.0

1 Pro forma including Argentina on a full year basis.

2 The Company is unable to present a quantitative reconciliation of full-year 2025 Adjusted EBITDA and Net Leverage, which are forward-looking non-GAAP measures, because it cannot reliably predict certain components that may have a material impact on these metrics. In the case of Adjusted EBITDA, such components include potential write-offs of unsuccessful exploration efforts, impairment losses on non-financial assets, and other items affecting net income. In the case of Net Leverage, this measure also incorporates elements that cannot be reasonably estimated in advance, such as potential changes in total debt, cash balances, and other non-operational factors.

Dividend and Capital Allocation Update

As disclosed in the 2Q2025 earnings release, the Company’s Board of Directors (the “Board”) has been reviewing capital allocation priorities over recent quarters, considering the Company’s evolving growth strategy, balance sheet commitments, and shareholder return policy relative to peers and overall market.

Following the completion of the Vaca Muerta acquisition, and considering its projected capital needs, the Board has approved a revised dividend program:

•	Total expected distribution of approximately $6 million over the next four quarters, equivalent to $1.5 million per quarter, commencing with the 3Q2025 results payout and ending with the 2Q2026 results payout.

•	Dividend suspension commencing with the 3Q2026 results, aligned with increased capital expenditures for Vaca Muerta.

•	The Board will reassess dividends once positive free cash flow generation resumes after the peak investment phase, consistent with GeoPark’s disciplined, returns-based capital framework.

Lastly, between June and October of this year the Company completed a $100 million debt repurchase program of its Senior Notes due 2030 below par ($108 million face value), aimed at strengthening the Company’s balance sheet and capturing material cost reduction opportunities, consistent with the commitment to deliver a lean, resilient and competitive organic business. Gross financial debt was reduced by 17% (approximately $540 million as of the date hereof, and following these repurchases) resulting in annual and cumulative interest savings of $10 million and $40 million, respectively.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “We are repositioning GeoPark for a new phase of disciplined growth. Building on a stable, cash-generating base, we’re unlocking new unconventional opportunities in Argentina to drive scale, resilience, and sustainable returns. We will be entering a period of heightened investment to support this strong growth opportunity. The decisions we are announcing today reflect the Board’s commitment to maximizing long-term shareholder value and capital efficiency. At the appropriate time, we will reassess dividend distributions considering oil prices, capital requirements, and broader strategic priorities. We have a proven track record of disciplined capital allocation and are investing now to deliver greater and more sustainable returns in the future.”

Investor Day Webcast Details:

A live webcast of the Investor Day begins at 8:30 a.m. Eastern Time today and concludes at approximately 11:00 a.m.  Due to space limitations, in-person attendance is by invitation only; however, the virtual event is open to all interested parties.

Additional details and webcast registration are available here:

https://app.webinar.net/95qLE98o8Ge

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company’s properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including the the Company’s ability to deliver sustainable earnings growth, maintain balance sheet strength, and generate transformational cash flow surplus,  future Adjusted EBITDA, future Net Leverage, potential future dividends, new unconventional opportunities in Argentina, future investments, and the maximization of long-term shareholder value and capital efficiency. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2025 OPERATIONAL UPDATE

SOLID DELIVERY ACROSS CORE ASSETS WITH WATERFLOODING EXCEEDING PLAN
STRATEGIC EXPANSION INTO VACA MUERTA FOLLOWING CLOSURE OF ACQUISITION

Bogota, Colombia – October 20, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended September 30, 2025 (“3Q2025”).

Oil and Gas Production and Operations

•	January-September consolidated average oil and gas production of 28,194 boepd

•	3Q2025 consolidated average oil and gas production of 28,136 boepd, reflecting solid delivery from core operated and non-operated assets

•	Production was 3% higher than 2Q2025, mainly explained by stronger performance across core assets. Ongoing waterflood and workover activities at Llanos 34 (GeoPark operated, 45% WI) delivered higher than expected production, there was improved production from the CPO-5 Block (GeoPark non-operated, 30% WI) in the absence of blockades, and output from the Manati gas field (GeoPark non-operated, 10% WI) in Brazil increased from an average of 350 to 1,000 boepd during the quarter[1]

•	A total of 4 wells were drilled and completed in 3Q2025, bringing the total at end-September to 14 wells

Llanos 34 Block: Waterflood and Workovers Sustain Base Amid Weather Impacts

•	3Q2025 average production of 16,953 boepd net (37,674 boepd gross), down 4% from 2Q2025 consistent with expected decline rates. Performance was further impacted by a force majeure flooding event and reduced output from the on-site power network

•	Waterflooding projects contributed approximately 5,698 boepd gross (15% of gross production), exceeding plan by 14%

•	Workover campaign focused on 18 wells, delivering 2,250 boepd gross and reducing water production by 25,200 bwpd from November 2024 to September 2025, exceeding plan by 4%

CPO-5 Block: Production Rebound and Reduced Downtime

•	3Q2025 average production reached 7,075 bopd net (23,583 bopd gross), up 16% from 2Q2025, primarily driven by strong performance at the Indico field and reduced downtime

•	Environmental license modification for the Indico and Mariposa fields has been approved, enabling key operational initiatives including water disposal

Llanos Exploration: Drilling Success Continues

•	3Q2025 average production increased to 2,180 boepd net (4,360 boepd gross), driven by the Llanos 123 Block (GeoPark operated, 50% WI):

-	Currucutu-1: Additional potential identified in the Mirador formation under evaluation. A workover is planned in 1H2026 to assess its productivity

-	Toritos Sur-3: Drilled and completed during June 2025 with initial production tests of 1,070 bopd (1% BSW) from the Mirador formation (exploration target) and 630 bopd (<1% BSW) from the Barco formation (development target). An extended production test is in progress for the Lower Mirador to further assess its potential

-	Bisbita: Successful injection test completed, and injection is in progress. Waterflood is showing early positive response

1 Closing of the transaction is pending customary regulatory approvals and is expected to occur during 4Q2025.

Argentina: Vaca Muerta Acquisition Closed and Will Contribute to 2025 Production from 4Q2025

•	Year-to-date average oil and gas production of approximately 2,060 boepd, with 3Q2025 average production of 1,660 boepd

•	All governmental and regulatory approvals were obtained and public deeds executed on October 16, 2025, marking the effective date for GeoPark’s operational and financial consolidation with respect to starting operations in Vaca Muerta

Upcoming Catalysts 4Q2025

•	Drilling 3-5 gross wells in Colombia, targeting appraisal and exploration projects

•	Key projects include:

-	Llanos 123 Block: Drilling up to 4 appraisal wells

-	Llanos 104 Block (GeoPark operated, 50% WI): Drilling 1 exploration well

•	Platanillo Block (GeoPark operated, 100% WI)[2]: Production operations have restarted during October, with an initial operating window of 4–6 months.

•	Vaca Muerta: Advancing the installation of rod pumps in some wells to increase productivity, securing long lead items, required permits and synergies/options with providers and operators

•	Regulatory closing of the divestment of our WI in the Manati gas field is expected to occur during 4Q2025

•	Divestment of the Espejo and Perico Blocks in Ecuador is expected to close during 4Q2025

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2025, as compared to 3Q2024:

	3Q2025			3Q2024
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	26,208	26,208	-	31,429	-17%
Ecuador	926	926	-	1,786	-48%
Brazil	1,002	15	5,920	-	-
Total	28,136	27,149	5,920	33,215	-15%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,612 bopd in 3Q2025. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 241 bopd.

Quarterly Production

(boepd)	3Q2025	2Q2025	1Q2025	4Q2024	3Q2024
Colombia	26,208	25,868	27,610	29,740	31,429
Ecuador	926	1,281	1,466	1,749	1,786
Brazil	1,002	231	-	-	-
Total[a]	28,136	27,380	29,075	31,489	33,215
Oil	27,149	27,151	28,971	31,354	33,091
Gas	987	228	104	135	124

a)	In Colombia, production includes royalties and other economic rights paid in kind, and in production in Ecuador is reported before the Government’s production share.

2 GeoPark Colombia S.A.S. holds 100% ownership of Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block.

Reporting Date for 3Q2025 Results Release, Conference Call and Webcast

GeoPark will report its 3Q2025 financial results on Wednesday, November 5, 2025, after market close.

GeoPark management will host a conference call on Thursday, November 6, 2025, at 10:00 am (Eastern Standard Time) to discuss the 3Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/869247101

Interested parties can join the conference call by using the following dial-in information:

United States Participants: +1 646-844-6383

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 039892

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production and resumption of operations, and closing of the divestment transactions. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 21, 2025